SEWARD & KISSEL LLP
1200 G Street, N.W.
Washington, DC 20005

Telephone: (202) 737-8833
Facsimile: (202) 737-5184
www.sewkis.com

October 21, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the "Company")
File Nos.: 333-88517 and 811-09607

Dear Sir or Madame:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act"), the Company hereby submits Post-Effective Amendment No. 17 to the Company's Registration Statement ("PEA# 17")for the purpose of registering the shares of a new series, The Fairholme Focused Income Fund (the "Fund"), of the Company.

Except for the Fund's investment objective and principal investment strategies and risks, the disclosure in the Fund's prospectus and SAI are substantially similar to the disclosure included in the Prospectus and SAI of The Fairholme Fund, another series of the Company. Please note that the Prospectus and SAI of The Fairholme Fund were last fully reviewed by the Staff as part of its review of Post-Effective Amendment No. 15 to the Company's Registration Statement filed pursuant to Rule 485(a)(1) on January 23, 2009.  Therefore, pursuant to Release No. IC-13768, the Company requests that this Post-Effective Amendment be afforded limited and expedited review.

The Company is filing this PEA# 17 pursuant to Rule 485(a)(2), which means it would then automatically become effective on January 4, 2010.  However, the Company anticipates that it will file a request for acceleration seeking effectiveness of this PEA# 17 by or before December 28, 2009.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned or Paul Miller at (202) 737-8833.

Sincerely,

/s/Young Seo
Young Seo, Esq.
Seward & Kissel LLP

Enclosures

cc:           Paul M. Miller. Esq.